                                                                    EXHIBIT 99.1

                                                                December 2, 2010

Dear Fellow Shareholder,

     You are cordially invited to attend the 2010 Annual General Meeting of
Shareholders of Metalink Ltd. to be held on Friday, December 31, 2009, at 12:00
p.m. (Israel time), at the law offices of Goldfarb, Levy, Eran, Meiri, Tzafrir
Co., 2 Weizmann Street, Tel Aviv, Israel.

     We encourage you to read the accompanying Notice and Proxy Statement of the
2010 Annual General Meeting of Shareholders carefully, which discuss in detail the various matters to be voted upon at the meeting.

     YOUR VOTE IS VERY IMPORTANT TO US! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

     We appreciate your continuing interest in Metalink Ltd.

                                              Very truly yours,

                                              /s/ Uzi Rozenberg

                                              CHAIRMAN OF THE BOARD OF DIRECTORS

                                  METALINK LTD.
                           ___________________________

            NOTICE OF THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 31, 2010
                           ___________________________

To the Shareholders of Metalink Ltd. ("we," "Metalink" or the "Company"):

     Notice is hereby given that the 2010 Annual General Meeting of Shareholders
(the "Meeting" or the "2010 Annual General Meeting") of Metalink will be held on
Friday, December 31, 2010, at 12:00 p.m. (Israel time), at the law offices of
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., 2 Weizmann Street, Tel Aviv, Israel,
for the following purposes:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as the
          Company's auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

     3.   To approve amendments to Article 69 of the Company's Articles of
          Association relating to delivery of notices of shareholder meetings;
          and

     4.   To review and consider the audited financial statements of the Company for the year ended December 31, 2009.

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the 2010 Annual General Meeting. Item 4 will not require a vote by shareholders.

     Shareholders of record at the close of business on November 29, 2010 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Detailed proxy voting instructions are provided both in the
Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,

                                            /s/ Uzi Rozenberg

                                            CHAIRMAN OF THE BOARD OF DIRECTORS

Dated:  December 2, 2010

                                  METALINK LTD.
                              GEALYA 76885, ISRAEL
                           ___________________________

                                 PROXY STATEMENT
                           ___________________________

                   2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

     This Proxy Statement is being furnished to holders of ordinary shares, NIS
1.0 nominal value (the "Ordinary Shares"), of Metalink Ltd. ("we," "Metalink" or
the "Company") in connection with the solicitation of proxies by the Board of
Directors for use at the 2010 Annual General Meeting of Shareholders (the
"Meeting" or the "2010 Annual General Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of
Shareholders. The Meeting will be held on Friday, December 31, 2010 at 12:00
p.m. (Israel time), at the law offices of Goldfarb, Levy, Eran, Meiri, Tzafrir &
Co., 2 Weizmann Street, Tel Aviv, Israel.

     It is proposed that at the Meeting the following resolutions shall be adopted:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as the
          Company's auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

     3.   To approve amendments to Article 69 of the Company's Articles of
          Association relating to delivery of notices of shareholder meetings.

     In addition, our auditors' report and our consolidated financial statements for the year ended December 31, 2009 will be reviewed and considered at the
Meeting.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the
Meeting.

RECORD DATE; OUTSTANDING VOTING SECURITIES; QUORUM

     Only holders of record of the Ordinary Shares, as of the close of business on the record date, November 29, 2010 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. As of November 29, 2010, the Company had
2,690,863 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

     A quorum must be present in order for the Meeting to be held. The presence, in person or by proxy, of at least two of the Company's shareholders holding shares that are entitled to vote in the aggregate at least one third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Friday, January 7, 2011 at the same time and place or any other date and place as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.
This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

VOTING AND PROXIES

     Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

     If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of
Director's recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

     A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., Gealya 76885, Israel, Attention: Neta Eshed, Legal Counsel.

     Proxies for use at the Meeting are being solicited by the Company's Board of Directors. Proxies are being mailed to shareholders on or about December 5,
2010 and will be solicited primarily by mail. However, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company's Ordinary Shares.

     Joint holders of shares should take note that, pursuant to the Articles of
Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names stand in the Company's Register of Members.

     To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies
Law, you may do so by delivery of appropriate notice to the Company's offices at
Metalink Ltd., Gealya 76885, Israel, Attention: Neta Eshed, Legal Counsel, not
later than December 9, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of November 29, 2010, by (i) each person who is known by us to own beneficially more than 5% of the outstanding
Ordinary Shares and (ii) all directors and officers as a group.

     The information contained herein has been obtained from the Company's records, from information furnished by the individual or entity to the Company or from public filings.

                                                              Percentage of
                                 Number of Ordinary       Outstanding Ordinary
       Name                  Shares Beneficially Owned(1)      Shares(2)
-----------------------       -----------------------    -----------------------
Tzvi Shukhman                          591,031                  21.96%

Uzi Rozenberg (3)                      477,535                  17.75%

Harel Insurance and
Harel PIA (4)                          253,254                   9.41%

Directors and Officers as a
group (consisting of 6 persons)      1,068,566                  39.71%

--------------------------------------------------------------------------------

     1.   Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 29, 2010.

     2.   The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of November 29, 2010. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of November 29, 2010 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

     3.   Includes 100,000 Ordinary Shares owned of record by U.S.R. Electronic
          Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife, Mrs. Shoshana Rozenberg.

     4.   As of December 31, 2009, based on a Schedule 13G/A filed by Harel
          Insurance Investments & Financial Services Ltd. ("Harel Insurance")
          and Harel PIA Mutual Funds Management Ltd. ("Harel PIA") with the
          Securities and Exchange Commission on March 1, 2010.

                * PROPOSALS FOR THE 2010 ANNUAL GENERAL MEETING *

                         ITEM 1 - ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     The Company currently has a Board of five directors, including two outside directors. Directors of the Company, other than the outside directors, are elected at each annual meeting of shareholders.

     At the Meeting, shareholders will be asked to re-elect the following three
(3) directors to serve as members of the Company's Board of Directors: (1) Tzvi
Shukhman; (2) Uzi Rozenberg; and (3) Efi Shenhar.

     If elected, directors who are not executive officers shall not receive compensation for their service on the Board of Directors or any committee of the board of directors, but they shall be reimbursed for their expenses for each
Board of Directors meeting attended.

     It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three (3) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

     The three (3) nominees named above were recommended by all of the independent directors in accordance with the NASDAQ rules regarding corporate governance. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the
Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

     Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the nominees named below. Of the current members of the
Board of Directors, only Tzvi Shukhman is employed by the Company. The other members of the Board of Directors, Uzi Rozenberg, Efi Shenhar, Orly Etzion and
Meir Bar-El, have been determined by the Board of Directors to meet the requirements under the NASDAQ rules to qualify as "independent directors".

     The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled "Ownership of Ordinary
Shares" for information pertaining to share ownership by certain nominees.

A brief biography of each director nominee is set forth below:

     TZVI SHUKHMAN, 49, a co-founder of the Company, has served as the Company's
Chief Executive Officer from the Company's inception in 1992 and as Chairman of the Company's Board of Directors, until December 2007. Prior to May 1999, Mr.
Shukhman served as the Company's President. From March 1989 until March 1993,
Mr. Shukhman served as an independent consultant for RAD Data Communications
Ltd. and ECI Telecom Ltd. Prior thereto, Mr. Shukhman served in the Israel
Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has an M.Sc. degree from the Technion, Israel
Institute of Technology.

     UZI ROZENBERG, 50, a co-founder of the Company, has served as a director from 1992 until 1997 and August 1999 to the present, and as Chairman of the
Company's Board of Directors from December 2007 to the present. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987)
Ltd. since February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from
1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr.
Rozenberg and Mr. Shenhar are brothers.

     EFI SHENHAR, 52, has served as a director since July 1995. Mr. Shenhar is the Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar
currently serves as a member of the board of directors of USR Electronic Systems
(1987) Ltd. From March 1987 until February 2003, Mr. Shenhar has served as a
Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University.
Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Tzvi Shukhman be re-elected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Uzi Rozenberg be re-elected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Efi Shenhar be re-elected to serve as a member of the Board of Directors of the Company, effective immediately."

     Approval of this matter will require the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE
ELECTION OF THE SAID NOMINEES.

                       ITEM 2 - REAPPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

     At the Meeting, the shareholders will be asked to approve the reappointment of Brightman Almagor & Co., Certified Public Accountants (Israel), a member of
Deloitte Touche Tohmatsu, as the Company's auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of the Company's affiliates, except as auditors and, to a limited extent, as tax consultants. The Audit Committee and Board of Directors believe that such limited non-audit function does not affect the independence of
&Brightman Almagor  Co.

     At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company's auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors. With respect to the year
2009, the Company paid Brightman Almagor & Co. and its affiliates US$40,000 for auditing services and approximately US$10,000 for tax related services.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Brightman Almagor & Co., certified Public Accountants
     (Israel) a member of Deloitte Touche Tohmatsu, is hereby appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders."

     "RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit
     Committee of the Board of Directors."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE ABOVE RESOLUTIONS.

               ITEM 3 - AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                           (Item 3 on the Proxy Card)

     Our Board of Directors approved, subject to the approval of the Company's shareholders, the following amendments to Article 69 of the Company's Articles of Association (PROPOSED NEW TEXT IS UNDERLINED, TEXT PROPOSED TO BE DELETED IS
STRUCK-THROUGH):

"69. NOTICES

     (a) Any written notice or other document may be served by the Company upon any shareholder either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier if sent to an address on a different continent from the place of mailing) addressed to such shareholder at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents.
Any written notice or other document may be served by any shareholder upon the
Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail (airmail or overnight air courier if posted outside Israel) to the Company at its Registered Address.
Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (seven (7)
business days if sent internationally), or when actually received by the addressee if sooner than two (2) days or seven (7) days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third (3rd) business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three (3)
business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation by the recipient's facsimile machine that such notice was received by the addressee. The mailing or publication date and the date of the meeting shall be counted as part of the days comprising any notice period. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

     (b) All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

     (c) Any shareholder whose address is not described in the Register of
Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

     (d) Notwithstanding anything to the contrary herein, (I) notice by the
Company of a General Meeting which is published in two (2) daily newspapers in the State of Israel, if at all, shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the
Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, AND (II) Notwithstanding anything to the contrary herein notice by the Company of a General Meeting which is published in one (1) daily newspaper in the United States shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.
NOTWITHSTANDING THE FOREGOING, NOTICE BY THE COMPANY OF A GENERAL MEETING WHICH
IS PUBLISHED IN ONE INTERNATIONAL WIRE SERVICE SHALL BE DEEMED TO HAVE BEEN DULY
GIVEN ON THE DATE OF SUCH PUBLICATION TO ANY SHAREHOLDER, WHETHER LOCATED IN OR
OUTSIDE THE STATE OF ISRAEL."

     In general, these proposed amendments are designed to establish the ability of the Company to communicate with the shareholders via electronic means, such as by way of announcing general meetings through international wire services, so as to simplify the procedures and reduce the costs associated with general meetings.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that Article 69(d) of the Articles of Association of the Company
be amended and restated in its entirety as follows:

     (d) Notwithstanding anything to the contrary herein, (i) notice by the
     Company of a General Meeting which is published in two (2) daily newspapers in the State of Israel, if at all, shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and (ii) notice by the Company of a General Meeting which is published in one (1) daily newspaper in the United States shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of
     Israel. Notwithstanding the foregoing, notice by the Company of a General
     Meeting which is published in one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder, whether located in or outside the State of Israel.

     RESOLVED FURTHER, that the Company may restate the Articles of Association of the Company in accordance with such amendment."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE ABOVE RESOLUTIONS.

          ITEM 4 - REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS

     In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2009 and the related auditor's report in respect thereof will be presented and discussed.

     The audited financial statements of the Company for the year ended December
31, 2009 and the related auditor's report were filed with the Securities and
Exchange Commission ("SEC") as part of our Annual Report on Form 20-F on June
30, 2009, which is available at the SEC's website, www.sec.gov and at the
Company's website, www.mtlk.com.

     Any shareholder may receive a copy of the said Annual Report on Form 20-F, without charge, upon written request to the Company. NONE OF THE AUDITORS'
REPORT AND THE FINANCIAL STATEMENTS OR THE CONTENTS OF THE COMPANY'S WEBSITE
FORM PART OF THE PROXY SOLICITATION MATERIAL.

     This item will not involve a vote of the shareholders.

                                  OTHER MATTERS

     It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting. If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

                                              /s/ Uzi Rozenberg

                                              CHAIRMAN OF THE BOARD OF DIRECTORS
Dated:  December 2, 2010

                                  METALINK LTD.

                                      PROXY

The undersigned hereby appoints Tzvi Shukhman, and Neta Eshed, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Metalink Ltd. (the "Company") which the undersigned is entitled to vote at the 2010 Annual General Meeting of
Shareholders (the "Annual Meeting") to be held at the law offices of Goldfarb,
Levy, Eran, Meiri, Tzafrir & Co., 2 Weizmann Street, Tel Aviv, Israel, on
December 31, 2010, at 12:00 p.m. (Israel time), and any postponement or adjournment thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement
relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this
Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

[X] Please mark your votes as in this example using dark ink only

    ----------------------------------------------------------------------------
     1.   Re-Election of Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar as
          directors
    ----------------------------------------------------------------------------

     [_] FOR all nominees listed above (except those whose names have been crossed out or written on the line below)

     [_] AGAINST all nominees listed above

     To withhold authority to vote for any individual nominees listed above, cross out that nominee's name.

     To vote against any individual nominee listed above, write that nominee's name on the line below.

    ----------------------------------------------------------------------------
     2.   Reappointment of Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, as the Company's independent auditors until the next annual general meeting of shareholders
    ----------------------------------------------------------------------------

              [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

    ----------------------------------------------------------------------------
     3.   Amend Article 69 of the Company's Articles of Association
    ----------------------------------------------------------------------------

              [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of
Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

_____________Date:  , 2010_______ Date__________________, 2010 _________________
  SIGNATURE                SIGNATURE IF HELD JOINTLY        TITLE(if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.
If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

           THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.